SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                         Commission File Number 0-27944

                           NOTIFICATION OF LATE FILING

(Check One): | |  Form 10-K |_|  Form 11-K |_|  Form 20-F  |_|  Form 10-Q
             |_|  Form N-SAR


|X| Transition Report on Form 10-K           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 10-Q           |_| Transition Report on Form 11-K
|_| Transition Report on Form 20-F

For Period Ending: December 31, 1999

Note that the filing is a Form 10-KSB

           Read the attached instruction sheet before preparing form.

           Please print or type.

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full name of registrant: DME INTERACTIVE HOLDINGS, INC.

                        39 Broadway, New York, NY, 10006
            Address of principal executive office (Street and number)


                         PART II. RULE 12B-25(B) AND (C)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|  (c) The accountant's statement or other exhibit required by Rule 12b-25
        (c) has been attached is applicable.


                               PART III. NARRATIVE

           State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

           The Form 10-KSB relates to a transition report for the period ending December 31, 1999. Previously, the registrant's fiscal year end had ended on November 31, which means that the registrant has had less than sixty days to complete the Form 10-KSB. The financial information pertaining to the month ended December 31, 1999 was just completed on February 27, 2000 and is currently being incorporated into the relevant sections of the Form 1O-KSB. Furthermore, as noted in the Form 8-K filed on February 24, 2000, the registrant has just entered into a significant strategic partnership that has enabled it to modify its business plan, which modifications are currently being integrated into the relevant discussions in the Form 10-KSB.

                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Darren Ross, Esq.,                                  (212) 415-9341
     ---------------------------------------------------------------------------
     (Name)                                     (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No


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           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         DME INTERACTIVE HOLDINGS, INC.
                  (Name of registrant as specified in charter)

           Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 28, 2000                            By:  /S/ ANDRE MCKOY
                                                        ---------------
                                                        Executive Vice-President





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           Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.





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EXPLANATION PROVIDED PURSUANT TO ITEM 3 OF PART IV.

           The registrant's results of operations will differ significantly from the operating results reported last year because on June 17, 1999, the registrant acquired Digital Mafia, LLC and disposed of substantially all of its operating assets held prior to June 17, 1999, as more fully disclosed on the Form 8-K (filed under our prior name, Pride Automotive Group, Inc.) on June 25, 1999.

           The acquisition of Digital Mafia, LLC was accounted for as a reverse merger and therefore our accounting predecessor was deemed to be Digital Mafia, LLC. Financial statements of Digital Mafia, LLC were filed with the commission with the registrant's Form 8-K/A filed on September 7, 1999. For purposes of comparisons, including those made in the Management's Discussion and Analysis section of the Form 10-KSB, the relevant prior year financials are those of Digital Mafia, LLC. For the year ended December 31, 1999, the registrant's revenue increased to $551,336 as compared $235,659 for Digital Mafia for the year ended December 31, 1998. This increase was attributable to the growth of the registrant's digital communication solutions business and the hiring of additional staff for that business. For the year ended December 31, 1999, the registrant's net loss increased to $924,024 as compared $270,407 for Digital Mafia for the year ended December 31, 1998. This increase was attributable to the increased operating expenses incurred in connection with the growth and development of the digital communications solutions business and the registrant's efforts to develop online resource communities.


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